UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission file number: 001-39838

Gracell Biotechnologies Inc.

Building 12, Block B, Phase II

Biobay Industrial Park

218 Sangtian St.

Suzhou Industrial Park, 215123

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

ENTRY INTO A LICENSING AGREEMENT

Gracell Biotechnologies, Inc. (“Gracell”) announced that it entered into a license agreement with Seagen Inc., a Delaware corporation (“Seagen”) on March 8, 2023, pursuant to which Seagen agreed to grant to Gracell (i) a worldwide license to certain patent rights that Seagen owns, to conduct pre-clinical research on cell therapy products, as well as (ii) a worldwide license to conduct pre-clinical and clinical research on, and to commercialize, up to five cell therapy products that are developed by Gracell or its affiliates and meet certain requirements. Each license is non-exclusive and sub-licensable, subject to certain conditions.

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference in the registration statements of Gracell on Form F-3 (No. 333-264545) and Form S-8 (No. 333-253486), to the extent not superseded by documents or reports subsequently filed.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this report on Form 6-K about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Gracell’s most recent annual report on Form 20-F as well as discussions of potential risks, uncertainties, and other important factors in Gracell’s subsequent filings with the Securities and Exchange Commission. Any forward-looking statements contained in this report on Form 6-K speak only as of the date hereof, and Gracell specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gracell Biotechnologies Inc.

By:	/s/ Yili Kevin Xie
Name:	Yili Kevin Xie
Title:	Chief Financial Officer

Date: March 16, 2023